INCOM Roofing Services, Inc.
                          515 Post Oak Blvd., Suite 450
                              Houston, Texas 77027

                                October 16, 1998


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: INCOM ROOFING SERVICES, INC. FORM S-1 (FILE NUMBER 333-59893)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, INCOM Roofing Services, Inc. ("INCOM") hereby requests permission to withdraw its Registration Statement on Form S-1 (File Number 333-59893) that was originally filed with the Securities and Exchange Commission on July 24, 1998 (the "Registration Statement"). INCOM is withdrawing the Registration Statement because it does not intend to conduct the offering of Common Stock contemplated in the Registration Statement at this time. No Common Stock has been issued or sold under the Registration Statement.

     If you have any questions with respect to this letter, please call either the undersigned at (713) 860-1541 or Melinda Brunger of the law firm of Andrews & Kurth L.L.P. at (713) 220-4305.

                                    Very truly yours,

                                    INCOM Roofing Services, Inc.

                                    By: /s/ ROBERT S. ZLOTNIK
                                            Robert S. Zlotnik
                                            Chief Financial Officer


cc:   Michael H. Hurwitz